SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                       -----------------------------

                                SCHEDULE 13D
                               (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
           AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                            (Amendment No. 2)1/


                       Triangle Pharmaceuticals, Inc.
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                              (Name of Issuer)


                  Common Stock, par value $0.001 per share
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                       (Title of Class of Securities)


                                89589H 10 4
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                               (CUSIP Number)


Jose M. de Lasa                                 with a copy to:
Senior Vice President, Secretary                James T. Lidbury
and General Counsel                             Mayer, Brown & Platt
Abbott Laboratories                             190 South LaSalle Street
100 Abbott Park Road                            Chicago, Illinois 60603
Abbott Park, Illinois 60064-6049                (312) 782-0600
(847) 937-6100
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               (Name, Address and Telephone Number of Persons
             Authorized to Receive Notices and Communications)


                              January 30, 2001
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          (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box |_|

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following pages)
                            (Page 1 of 5 Pages)
----------------------

 1/     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 89589H 10 4               13D

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                     Abbott Laboratories (# 36-0698440)
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) (_)
                                                                      (b) (_)

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3        SEC USE ONLY

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4        SOURCE OF FUNDS
         WC
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                   (_)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
                           Illinois
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                          7        SOLE VOTING POWER
                                    6,642,244 shares of Common Stock
NUMBER OF                -------------------------------------------------------
SHARES                     8        SHARED VOTING POWER
BENEFICIALLY                        0
OWNED BY                 -------------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER
REPORTING                           6,642,244 shares of Common Stock
PERSON                   -------------------------------------------------------
WITH                       10       SHARED DISPOSITIVE POWER
                                    0
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           6,642,244 shares of Common Stock
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 (_)
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           17.3%
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14       TYPE OF REPORTING PERSON
                           CO
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                                                            Page 2 of 5 Pages

         This Amendment No. 2 amends the Schedule 13D filed by Abbott Laboratories, an Illinois corporation, on June 11, 1999, as amended by Amendment No.1 to Schedule 13D filed on August 10, 1999 (the "Original
Schedule 13D"). Capitalized terms used by not otherwise defined in this Amendment shall have the meanings assigned to those terms in the Original
Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price for the 1,300,000 shares of Common Stock (the "Shares") intended to be purchased under the Purchase Agreement made as of January 31, 2000 between the Issuer and Abbott (the "Purchase Agreement") will be $7,800,000. The anticipated source of the funds required to purchase the Shares is the working capital of Abbott.

ITEM 4.           PURPOSE OF THE TRANSACTION

         On January 30, 2001, the Issuer and Abbott executed a Purchase Agreement (the "Purchase Agreement") pursuant to which Abbott will purchase the Shares within three business days (or on such later date as the Placement Agent (as defined in the Purchase Agreement) and the Issuer both agree) of the receipt by the Issuer of confirmation by the Securities and Exchange Commission of the willingness of the Commission to declare effective a registration statement filed by the Issuer (the "Registration Statement") that will, among other things, register the potential resale of the Shares under the Securities Act of 1933 (as amended). Abbott currently does not intend to re-sell any of the Shares pursuant to the Registration Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Reference is made to Item 4 above.

A.      Purchase Agreement
        ------------------
        The following summary of the principal terms of the Purchase Agreement does not purport to be complete and reference is made to the full text of such agreement which is filed as an exhibit to this statement and is incorporated herein by this reference.

        The Purchase Agreement obligates Abbott to buy and the Issuer to sell 1,300,000 shares of Common Stock at a price of $6.00 per share for an aggregate purchase price of $7,800,000. In connection with the execution of the Purchase Agreement, Abbott waived certain of its rights (including a right to maintain its current ownership percentage of the Issuer) pursuant to the Stockholder Agreement, the principal terms of which are described in the Original Schedule 13D.

B.      Higgins Options
        ---------------
        Arthur J. Higgins, Senior Vice President of Abbott, is a member of the board of directors of the Issuer. In his capacity as a director of the Issuer, Mr. Higgins was granted options to purchase 8,000 shares of Common Stock of the Issuer at an exercise price of $20.313 per share, of which options to purchase 4,000 shares of Common Stock of the Issuer are currently exercisable (the "Higgins Options"). Mr. Higgins and Abbott have entered into an agreement whereby Mr. Higgins has granted full control of the Higgins Options to Abbott such that Abbott, at its election, may cause



                                                         Page 3 of 5 Pages
the exercise of the Higgins Options, pay the exercise price thereof and receive the shares of Common Stock issuable pursuant to the Higgins Options. Accordingly, Abbott may be deemed to beneficially own such 4,000 shares of Common Stock.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                Description
                           -----------
99(a)(1)                   Purchase Agreement made as of January 30, 2001.












                                                            Page 4 of 5 Pages

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2001


                                   ABBOTT LABORATORIES


                                   By:  /s/ Gary L. Flynn
                                       --------------------------
                                   Name:  Gary L. Flynn
                                   Title:  Vice President and Controller










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